EXHIBIT 21
Argan, Inc. and Subsidiaries
List of Subsidiaries
January 31, 2010

State of
Company Name	Formation

Southern Maryland Cable, Inc.	Delaware

Vitarich Laboratories, Inc.	Delaware

Gemma Power Systems, LLC	Connecticut

Gemma Power, Inc.	Connecticut

Gemma Power Systems California, Inc.	California

Gemma Power Hartford, LLC	Connecticut

Gemma Power Carlton, LLC	Delaware

Gemma Renewable Power, LLC	Delaware